UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA/A

(Amendment No. 1)

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2026

ALMCO PLUMBING INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12195

California	36-4915179
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4838 Ronson Ct, Unit D San Diego, CA 92111 (Address of principal executive offices)	858-209-7214 Registrant’s telephone number, including area code

 Website: https://almcoplumbing.com

EXPLANATORY NOTE

Almco Plumbing Inc. (the "Company") is filing this Amendment No. 1 on Form 1-SA/A (this "Amendment") to its Semiannual Report on Form 1-SA for the six months ended June 30, 2026, originally filed with the Securities and Exchange Commission on September 15, 2026 (the "Original Filing"), solely to correct a technical formatting error that rendered the Independent Accountant's Review Report on the Company's interim financial statements illegible in the Original Filing as displayed on EDGAR.

The Review Report included in this Amendment is the same report issued by the Company's independent registered public accounting firm and is unchanged in substance from the report intended to be included in the Original Filing. No other changes have been made to the Original Filing, and the interim financial statements, notes thereto, and all other disclosures are identical to those in the Original Filing.

For the convenience of the reader, this Amendment sets forth the Original Filing in its entirety, as amended. This Amendment does not reflect events occurring after the filing of the Original Filing and does not modify or update any disclosures except as described above.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with our consolidated financial statements and the related notes. This discussion may contain forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

Revenue

Revenue for the six months ended June 30, 2026 and 2025 was $2,663,110 and $1,521,076, respectively, an increase of $1,142,034, or approximately 75%. Our revenue increased because we continued to optimize our daily routing (faster call intake and dispatch to our field plumbers), expanded our service territory, including the greater Los Angeles area through our new subsidiary, added field technicians and service vehicles to handle a higher volume of calls, and benefited from our advertising and referral programs. We also received more orders from commercial customers, such as restaurants, stores and hotels, which generally generate higher billings due to the nature of the services required.

Gross Profit

Gross profit for the six months ended June 30, 2026 and 2025 was $1,203,422 and $740,265, respectively, an increase of $463,157, or approximately 63%. Total cost of sales increased to $1,459,689 from $780,811, driven by field technician salaries and related payroll taxes of $760,478 compared to $454,665, vehicle expenses of $94,530 compared to $35,890, and other cost of sales (materials, parts and subcontracted work) of $604,681 compared to $290,256, as we added field personnel and vehicles to service the higher volume of work. Our gross margin was approximately 45% for the six months ended June 30, 2026 compared to approximately 49% for the same period in 2025, reflecting the cost of onboarding new technicians and the larger share of material-intensive commercial jobs.

General and Administrative Expense

General and administrative expense for the six months ended June 30, 2026 and 2025 was $923,963 and $429,190, respectively. Office salaries and wages and related payroll taxes increased to $321,045 from $161,429 as we added office and dispatch personnel, and other general and administrative expenses increased to $602,917 from $267,761. We opened a new office facility and increased our inventory of parts and material supplies, and our office rent, auto, insurance, legal and professional services, software, SaaS and hosting expenses were all higher. Sales and marketing expenses decreased to $152,390 from $182,969, and bad debt expense decreased to $19,346 from $64,379 as collections improved. Total operational expenses were $1,095,699 compared to $676,538.

Net Income

We generated net income of $69,835 during the six months ended June 30, 2026 compared to $53,494 during the six months ended June 30, 2025. Net operating income increased to $107,723 from $63,728 as the growth in gross profit more than offset the increase in operational expenses. Other income was $26,144 (none in 2025) and other expenses, consisting primarily of interest and financing costs on our vehicle loans and credit facilities, were $64,032 compared to $10,234, resulting in net other expenses of $37,888 compared to $10,234.

   Liquidity and Capital Resources

 The consolidated financial statements included in this Offering Circular have been prepared assuming that the Company will continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Liquidity is difference between current assets and current liabilities – it reflects our ability to meet current obligations as they become due.

Our Total Current Assets as of June 30, 2026 were $540,583, compared to $456,044 as of December 31, 2025, consisting of cash and cash equivalents (including undeposited funds) of $341,792, accounts receivable, net of allowance for doubtful accounts, of $180,754 and other current assets of $18,038.

Our Total Current Liabilities as of June 30, 2026 were $412,254, compared to $195,722 as of December 31, 2025, consisting of accounts payable of $20,787, credit cards of $65,890, our right-of-use lease liability of $244,016 and other current liabilities of $81,562.

Based on the above, our working capital was $128,329 as of June 30, 2026 and we are a company with liquidity in the positive range. During the six months ended June 30, 2026, our operating activities provided net cash of $394,771, we used $218,688 in investing activities, consisting of $86,720 for the purchase of service vehicles and equipment, $125,565 for the recognition of a new right-of-use lease asset and $6,403 of other assets, and we used $18,760 in financing activities, consisting of $24,226 of vehicle loan repayments offset by a $5,466 adjustment recorded directly to retained earnings (see Note 8). Our cash and cash equivalents, including undeposited funds, increased from $184,469 at December 31, 2025 to $341,792 at June 30, 2026.

Capital resources is our ability to grow the business with the financial and other resources that we have on hand. During the most recent six months covered by this report, our office and service personnel, infrastructure, service fleet, parts and supplies on hand and other resources are adequate to service our current volume of work. In the event our volume of work continues to increase, as it has over during the most recent six months covered by this report, we would expect to increase our service personnel, service fleet, parts and supplies on hand as necessary to adequately service new customers.

Since our inception, the Company has financed its operations internally. The Company is dependent upon raising additional capital or seeking additional equity financing to fund for develop a new operating plan. Failure to obtain sufficient equity financing could adversely affect our ability to achieve its business objectives and develop by scaling the business. Further, you have no assurance as to the availability or terms upon which the required financing and capital might be available.

 Item 2. Other Information

During the six months ended June 30, 2026, there were no events required to be reported on Form 1-U that were not so reported.

Item 3. Financial Statements

ALMCO PLUMBING INC.

Condensed Financial Statements

for the six months ended June 30, 2026 and 2025

M N VIJAYKUMAR

Chartered Accountant

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Almco Plumbing Inc

Results of Review of Interim Financial Statements

We have reviewed the accompanying Interim balance sheet of Almco Plumbing Inc. (“the Company”) as of June 30, 2026, and the related statements of operations, comprehensive income and stockholders’ equity and cash flows for the six-month periods ended June 30, 2026, and the related notes (collectively referred to as the ‘Interim financial statements). Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the balance sheet of the Company as of December 31, 2025, and the related statements of operations, comprehensive income, retained earnings and cash flows, for the year then ended (not presented herein); and in our report dated April 30, 2026 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2025 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Almco Plumbing Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

/s/ M N Vijay Kumar

M N Vijay Kumar

PCAOB firm ID: 6945

Bangalore, India.

Date: 10 September 2026

No.37, 1st Main, Vinayaka Layout, 3rd Stage, Vijayanagar, Bengaluru 560040

Mobile: 9980949630, Email: audit@mnvijaykumar.com

ALMCO PLUMBING INC.
BALANCE SHEET
JUNE 30, 2026 AND DECEMBER 31,2025

		June 30, 2026 (Unaudited)		December 31 2025 (Audited)
ASSETS
Current Assets:
Cash & Cash equivalents		$341,792		$181,219
Accounts Receivable, net		$180,754		$269,575
Other Current Assets		$18,038		$5,250
Total Current Assets		$540,583		$456,044
Fixed Assets
Intangible Fixed Assets		$17,214		$17,214
Right-of-use Assets		$243,047		$117,482
Tangible Fixed Assets		$1,188,349		$1,101,629
Accumulated Depreciation		$(747,444)		$(643,740)
Total Fixed Assets		$701,167		$592,585
TOTAL ASSETS		$1,241,750		$1,048,629
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts Payable		$20,787		$14,787
Credit Cards		$65,890		$49,070
Right-of-use lease liability		$244,016		$61,872
Other Current Liabilities		$81,562		$69,993
Total Current Liabilities		$412,254		$195,722
Long-Term Liabilities	$		$
Right-of-use Liability, less current portion		$-		$74,486
Loans for vehicles		$120,657		$144,883
Total Long-Term Liabilities		$120,657		$219,369
Total Liabilities		$532,910		$415,091
STOCKHOLDERS' EQUITY		$708,839		$633,538
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$1,241,750		$1,048,629

ALMCO PLUMBING INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND JUNE 30, 2025

	For the six months ended June 30, 2026	For the six months ended June 30, 2025

Revenues
Gross Revenues	$2,663,110	$1,521,076
Cost of Sales
Field tech Salaries	$687,678	$411,609
Field tech salary taxes	$72,800	$43,056
Vehicle expenses	$94,530	$35,890
Other Cost of Sales	$604,681	$290,256
Total Cost of Sales	$1,459,689	$780,811
Gross Profit	$1,203,422	$740,265
Operational Expenses
General Administrative Expenses
Salaries and Wages	$294,496	$147,896
Salary Taxes	$26,549	$13,533
Other General Administrative expenses	$602,917	$267,761
Total General Administrative Expenses	$923,963	$429,190
Sales and Marketing Expenses	$152,390	$182,969
Bad Debts Expenses	$19,346	$64,379
Total Operational Expenses	$1,095,699	$676,538
Net Operating Income	$107,723	$63,728
Other Income & Expenses
Other Income	$26,144	-
Other Expenses	$64,032	$10,234
Net Other Income (Expenses)	$(37,888)	$(10,234)
Net Income (loss)	$69,835	$53,494

ALMCO PLUMBING INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2026

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Per Value	Capital	Gain/Deficit	Equity
Balance, December 31, 2025	32,000,000	$32,000	$219,485	$382,053	$633,538

Net profit (loss)	—	—	—	69,835	69,835
Adjustment recorded directly to retained earnings (see Note 8)	—	—	—	5,466	5,466

Balance, June 30, 2026	32,000,000	$32,000	$219,485	$457,354	$708,839

ALMCO PLUMBING INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2025

			Additional			Total
	Common Stock		Paid-in	Investments	Accumulated	Stockholders'
	Shares	Per Value	Capital		Gain/Deficit	Equity
Balance, December 31, 2024	32,000,000	$220	$254,485	$10,286	$423,884	$688,875

Rendered for future project	1,000,000	—	—	—	—	—

Net profit (loss)	—	—	—	—	53,494	53,494

Balance, June 30, 2025	33,000,000	$220	$254,485	$10,286	$477,378	$742,369

ALMCO PLUMBING INC.
STATEMENT OF CASH FLOWS (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND JUNE 30,2025

		For the six months ended		For the six months ended
		June 30, 2026		June 30, 2025

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income		$69,835		$53,494
Adjustments to reconcile Net Income to Net Cash provided by operations:	$		$
Depreciation		$103,704		$-
Accounts Receivable		$87,224		$183,852
Other Current Assets		$(8,038)		$4,500
Accounts Payable (A/P)		6,000		-
Credit Cards		$16,820		$(219,195)
Other Current Liabilities		$119,226		$58,494
Total Adjustments to reconcile Net Income to Net Cash provided by operations		$324,936		$27,651
NET CASH PROVIDED BY OPERATING ACTIVITIES		$394,771		$81,145

CASH FLOWS FROM INVESTING ACTIVITIES
Intangible Fixed Assets		$-		$(69,230)
Tangible Fixed Assets		$(86,720)		$(52,211)
Right-of-use Assets		$(125,565)		$-
Other Assets (allowance and prepaid)		$(6,403)		$-
Net cash provided by investing activities		$(218,688)		$(121,441)
CASH FLOWS FROM FINANCING ACTIVITIES
Loans for vehicles		$(24,226)		$(42,435)
Common Stock		-		53,865
Adjustment to retained earnings (see Note 8)		5,466		-
Net cash provided by financing activities		$(18,760)		$11,430
Net cash increase (Decrease) for period		$157,323		$(28,866)
Cash at beginning of period		$184,469		$266,472
Cash at end of period		$341,792		$237,605

ALMCO PLUMBING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026

And THE SIX MONTHS ENDED JUNE 30, 2025

NOTE 1 — Description of Business

ALMCO PLUMBING INC. (the “Company”), a California corporation formed on March 20, 2018. The Company is engaged in the plumbing business in San Diego area.

Plumbing services is our main activity service, which represent mostly of revenue, are primarily the installation of systems that convey domestic water throughout a building, systems that transport sanitary waste out of a building to a sewer connection, and systems that supply natural gas to various equipment or appliances such as heaters, boilers, ovens and stoves. A domestic water system typically includes separate piping for hot and cold water, as well as a number of fixtures such as sinks, bathtubs and showers. Plumbing contracting projects begin with project design and engineering in which the location, configuration and specifications for the plumbing systems to be installed are determined. Whether the design is provided by the customer, or produced by the Company, the type, size and design of piping, fittings, valves, fixtures and other equipment is typically entered into our computer systems which handle estimation, materials ordering and job scheduling functions. Substantially all of the equipment and component parts the Company installs are purchased from third-party wholesale suppliers or directly from the manufacturers and resold to the customer as part of the contracted installation. Orders and deliveries are coordinated to match the project schedule. Whenever possible, a significant portion of the plumbing and piping assembly is prefabricated at the Company’s facilities in order to reduce on-site installation time, increase quality control and reduce material costs and service time.

We have growing operating revenues. Recorded revenues were generated from customers’ payments. We generate revenue from single family residential, multifamily residential and commercial customers, respectively. These operating segments offer similar products and services with differing complexities to distinct customer groups.

The single-family residential market includes housing projects, small condominium projects, and town house development. The multifamily residential market includes apartment projects and condominiums. For family and multifamily residential customers, we provide plumbing, maintenance and repair services.

Our commercial segment is focused on obtaining plumbing and mechanical contracts with higher margins. We provide plumbing, mechanical contracting services, maintenance and repair to commercial customers. The commercial market includes retail establishments, office buildings, hotels, manufacturing plants and other industrial complexes.

In the heart of San Diego, CA, Almco Plumbing is proud to introduce its state-of-the-art hydro jetting services. Whether it’s a stubborn blockage or regular maintenance to keep your pipes in optimal condition, our hydro jetting solutions cater to all your drainage needs. We believe in offering the best and the most effective solutions to our clients. Over the years, we have witnessed firsthand the incredible power and precision of hydro jetting technology. Unlike traditional methods, hydro jetting provides a robust, environmentally friendly, and efficient way of cleaning and unclogging pipes and drains. Hydro-jetting is a procedure for cleaning the inner walls of pipes from blockages, growths, minerals, debris, and tree roots. To do this, the plumber uses a targeted high-pressure water jet. The pressure is adjustable from 4,000 to 60,000 psi. The procedure is non-invasive, meaning that there is no need to dig to clean the pipes. Hydro-jetting will improve the passage of water through pipes, help to avoid stagnant water, and protect you from leaks and pipe ruptures.

We provide Epoxy pipe lining service. Sewer line repair with epoxy lining can be easy as long as you have a professional plumber with trenchless sewer repair experience in San Diego, CA. For this, you can trust us. With 6+ years of experience, we can repair water and sewer pipes without digging up your yard using spray pipe lining, a trenchless sewer repair method. This means the sewer line issues can be repaired within several days and often without noise and interfering with your water supply. So far, we can assist you in getting your sewer line system back and working smoothly.

Pipe diagnostics with camera inspection.

We use a HD camera to localize leaks, find blockages and comprehensively evaluate pipes. Based on the video inspection, we select pipe repair methods and estimate the scope of work.

Industrial plumbing.

We carry out drain and sewer line repairs, water heater installation and repair, plumbing installation services, and pipe upgrades for business.

Over the past six years, we have built a robust professional team to develop and grow our plumbing business.

Our Service Philosophy is as follows: Our plumbers treat your home with respect and consideration. We use our own mats to wipe our feet and wear shoe covers before entering your home. We offer a fair assessment of your plumbing situation, along with a clear, upfront cost estimate. Our pricing is flat-rate, so you don't need to worry about costs increasing as the job progresses.

We generate revenue from single family residential, multifamily residential and commercial customers, respectively. These operating segments offer similar products and services with differing complexities to distinct customer groups and have different competitors.

The single-family residential market includes housing projects, small condominium projects, and town house development. The multifamily residential market includes apartment projects and condominiums. For family and multifamily residential customers, we provide plumbing, maintenance and repair services.

Our commercial segment is focused on obtaining plumbing and mechanical contracts with higher margins. We provide plumbing, mechanical contracting services, maintenance and repair to commercial customers. The commercial market includes retail establishments, office buildings, hotels, manufacturing plants and other industrial complexes. Quiet water leaks, pipe breaks, poor water flow, sewer clogs can all cause closures and significant losses. To prevent or quickly fix this, you need a commercial plumber from Almco Plumbing. We maintain office and school buildings, businesses, shopping centers, hospitals, restaurants, multi-story residential buildings. We have years of experience in servicing complex sewage systems into industrial buildings. We are engaged in:  preventive inspection of plumbing in order to prevent serious breakdowns and closure of the premises; diagnostics and search for causes of problems with plumbing that have already happened; prompt repair of damaged pipes, leaking toilets, elimination of blockages in pipes and blocks in the sewer system.

Our Customers Benefit From

  Top-Quality Services: From simple repairs to advanced trenchless pipe replacements, we deliver solutions designed to stand the test of time.
  Skilled Professionals: Our licensed and experienced plumbers handle all types of plumbing jobs with unmatched expertise.
  Advanced Technologies: Utilizing the latest tools and techniques, we ensure efficient and long-lasting results.
  Transparent Pricing: We provide fair, upfront pricing with no hidden fees.

We are BBB A+ rating.

Our Dun & Bradstreet PAYDAX score 80.

Virtually all construction and renovation in the United States generates demand for plumbing and mechanical contracting services. The around decade consecutive year of expansion for the construction industry, lower interest rates enhanced the growth of the single-family residential segment, whereas a strong economy contributed to gradual growth in the commercial segment. This trend has contributed to appear of a large number of service companies. Generally, these companies are small, owner-operated, independent contractors who serve customers in a local market, and have limited access to capital for investment in to infrastructure, technology and expansion.

We believe that its customers generally select plumbing companies with a large, trained workforce that are able to meet their location and scheduling requirements, while also providing reliable high-quality service at a reasonable price. We obtain a significant portion of its contracts on negotiated terms through existing customer relationships instead of through competitive bid processes. Because many projects utilize repetitive plans, materials we are able to prefabricate some stuff necessary to complete the project, which ultimately increases productivity, quality and profitability by reducing construction time, labor costs and skill requirements.

We estimate that our cost of materials purchased currently represents approximately 20-25% of our revenue. We purchase copper, steel, PVC and ABS pipe, valves, hangers, fire protection and sprinkler systems, plumbing fixtures, drains, water heaters, boilers, chillers, air handling units and pumps, and other materials from a number of manufacturers. We buy these materials from the Home Depot or through wholesalers and other distributors. We negotiate with our suppliers to receive discounts whenever possible reduce the number of distributors from which it sources materials. We intend to focus on growth in its existing Start-ups markets through expansion of its national account strategy. We plan to continue to evaluate additional markets to assess the potential for future start-ups.

Why Almco Plumbing Stands Out: Fast Response Times: Our team is committed to reaching you as quickly as possible. Reliable Solution & Durable Results: We assess every situation thoroughly to deliver long-lasting, reliable solutions. Satisfaction Guaranteed: Your peace of mind is our priority—we won’t rest until your plumbing issue is fully resolved.

Licensing

We hold California Contractor's License C #1045495. Most states require that at least one of our employees be a licensed master plumber, and many jurisdictions regulate the number and level of license holders who must be present on a construction site during the installation of plumbing and mechanical systems.

We are actively advertising our company on Google platform, Yelp, Instagram, Facebook, YouTube channel.

NOTE 2 — Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Presentation

The Company follows United States GAAP (Generally Accepted Accounting Principles) for presentation of financial statements and disclosures. The Balance sheet, Statement of Operations, Statement stockholders’ Equity, Statement of Cash Flow are reported representing our activities operations for the six months 2026 and 2025. The Financial Statements and related disclosures as of June 30, 2026 and June 30, 2025 are unaudited. The Company has adopted December 31 fiscal year end.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. These estimates and assumptions are used in, but not limited to, certain receivables and accounts payable and the provision for uncertain liabilities.

Revenue Recognition

The Company follows ASC 606 2014-09 Revenue from Contracts with Customers. This involves identifying the contract with the customer, identify separate performance obligations, determine the transaction price, allocate the transaction price to the separate performance obligations, and then recognize revenue when (or as) performance obligations are satisfied. The Company considered recognizes its revenue on the accrual basis, which considers revenue to be earned when the services have been performed. We considered gross revenue as a principal. Our revenue includes payments from the costumers for the plumbing business.

Inventories – Inventories are measured at the lower of cost and net realizable value. The cost of inventory is based on the weighted average principle for finished goods and on the standard cost principle for raw materials and work-in-progress for inventories that are manufactured. Cost includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

Cash and Cash Equivalents - All highly liquid investments with original maturities of nine months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown on the financial statements.

Fair Value of Financial Instruments

ASC 825, 'Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments. ASC 820, “Fair Value Measurements" defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2026 and June 30, 2025.

Income Taxes

The Company is subject to income taxes in the United States. Income tax expense (benefit) is provided for using the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, 'Income Taxes. Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity's financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets wit not be realized.

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10 provides guidance on recognition and measuring tax positions taken or expected to be taken in a tax return that directly or indirectly affect amounts reported in financial statements.

Basic and Diluted Loss Per Share

The Company computes earnings (loss) per share in accordance with ASC 260-10-45 'Earnings per Share, which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted earnings (loss) per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive earnings (loss) per share excludes al potential common shares if their effect is anti-dilutive. The Company has no potential dilutive instruments, and therefore, basic and diluted earnings (loss) per share are equal.

Accounting Standards

Effective for 2019, the Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”). Topic 606 supersedes the revenue requirements in ASC Topic 605, Revenue Recognition. The Company has evaluated the impact of this accounting standard on its Consolidated Financial Statements and concluded that the Company’s business and relations with customers continue to fall within the scope of existing guidance. Servicing fees, labor fees, net income, gains and losses for the services provided remain within the scope of ASC topic 310—Receivables or ASC topic 860—Transfers and Servicing. Consequently, there was no transition adjustment required on the accompanying financial statements for adopting Topic 606.

NOTE 3 — Property and Equipment

Fixed Assets

June 30, 2026
Total Fixed Assets	$701,167

December 31, 2025
Total Fixed Assets	$592,585

NOTE 4 — Concentrations

We have a lot of customers from whom we received the income and we are able to diversify in order to mitigate the risks.

NOTE 5 — Concentration of Credit Risk

The Company maintains cash balances at a Bank of America financial institution. The balance, at any given time, may exceed Federal Deposit Insurance Corporation FDIC insurance limits of $250,000 per institution. The Company's cash balances at June 30, 2026 were over FDIC insured limits.

NOTE 6 — Debt

Vladyslav Khorenko is our CEO. From time to time, he loaned the Company funds for the operational costs. In 2026 and 2025 he wasn’t loaned any amount.

NOTE 7— Shareholders Equity

As of June 30, 2022, the company authorized to issue 0 of common shares. The Company has no stock-based compensation plans for employees and non-employee members of the Board of Directors.

November 1st, 2022, the Company issue resolution about authorized to issue to 75,000,000 of common shares.

At December 31, 2022, the total number of shares of all classes of stock, which the Company shall have authority to issue is 50,000,000, consisting of 32,000,000 common shares or 64% issue to our CEO Vladyslav Khorenko, 3,000,000 common stock or 6% to Genova LLC, and 15,000,000 or 30% we going to sell to the public.

During 6 months period ended June 30, 2024 the Company sold 212,355 common shares to 50 shareholders for the price $1 per share for total amount of $212,355 and continue selling process.

As of June 30, 2026, the company authorized and issue 32,000,000 of common shares. 28,780,295 restricted shares and 3,219,705 non-restricted shares.

The Company has no stock-based compensation plans for employees and non-employee members of the Board of Directors.

NOTE 8 — Commitments and Contingencies

The Company has no commitments or contingencies.

During the six months ended June 30, 2026, the Company recorded an adjustment of $5,466 directly to retained earnings (accumulated gain) relating to prior periods. The adjustment is reflected in the Statement of Stockholders’ Equity and had no effect on net income for the period.

NOTE 9 — Contractual Arrangements

The Company has no long terms ongoing contractual arrangements with our customers.

NOTE 10 — Subsequent Events

The Company has evaluated subsequent events through September 14, 2026, the date these financial statements were available to be issued. No events occurred after June 30, 2026 that require recognition or disclosure in these financial statements.

Item 4. Exhibits

Exhibit No.	Description
3.1	Articles of Incorporation Previously filed with our Preliminary Offering Circular filed with the SEC on March 24, 2023
3.2	Bylaws Previously filed with our Preliminary Offering Circular filed with the SEC on March 24, 2023
12	Legal Opinion, to be filed by amendment Previously filed with our Preliminary Offering Circular filed with the SEC on March 24, 2023
15.1	Interim review REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Included in Item 3 of this report.
23.2	Consent of counsel, included in Exhibit 12 Previously filed with our Preliminary Offering Circular filed with the SEC on March 24, 2023
4.1	Subscription Agreement Previously filed with Preliminary Offering filed with the SEC on 3/24/2023.
4.2	Trade Mark, was previously filed with our semiannual report filed with the SEC on 08/14/2024

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almco Plumbing, Inc.

By /s/ Vladyslav Khorenko
Vladyslav Khorenko, CEO, CFO Date: September 16, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Position

By/s/ Vladyslav Khorenko
Vladyslav Khorenko CEO, CFO Date: September 16, 2026	Director, Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer